

July 6, 2015

William Dillard, II
Chairman of the Board and Chief Executive Officer
Dillard's, Inc.
1600 Cantrell Road
Little Rock, Arkansas 72201

    Re: **Dillard's, Inc.**
            Form 10-K for Fiscal Year Ended January 31, 2015
            Filed March 25, 2015
            File No. 1-6140

Dear Mr. Dillard:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ William H. Thompson

                            William H. Thompson
                            Accounting Branch Chief